

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-Mail
John E. Stantial
Acting Controller and Assistant Controller,
Financial Reporting
United Technologies Corporation
One Financial Plaza
Hartford, CT 06101

      Re: **United Technologies Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 6, 2014
              File No. 001-00812

Dear Mr. Stantial:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief